July 22, 2013	Philip T. Colton Direct Tel.: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:      Larry Spirgel – Assistant Director

Brandon Hill – Attorney Advisor

RE:	Multiband Corporation

Preliminary Merger Proxy Statement on Schedule 14A

Filed July 8, 2013

File No. 000-13529

Ladies and Gentlemen:

On behalf of Multiband Corporation (the “Company”), a Minnesota corporation, and with the Company’s permission, we are responding to the comment contained in correspondence from Mr. Larry Spirgel, dated July 19, 2013 (the “Comment Letter”) to the Company’s Preliminary Merger Proxy Statement on Schedule 14A filed on July 8, 2013 (the “Preliminary Proxy”). For the Staff’s convenience, our response is preceded by the related Staff Comment.

General

Comment 1. We note that if the merger is completed, Multiband’s common stock will be delisted from the NASDAQ Capital Market and deregistered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Further, we note that you have entered into employment agreements with two members of your management, James L. Mandel and Steven M. Bell, in connection with the merger, but which are not effective until consummation of the merger. These agreements were negotiated between Goodman and the executives independently of the merger. You also disclose your expectation that, in connection with the merger, other executives of Multiband, including Messrs. Ekman, Whitney and Beaudreau, will enter into employment agreements with Goodman. Please advise us, with a view toward revised disclosure, why this merger is not a transaction intended or reasonably likely to take Multiband private within the meaning of Exchange Act Rule 13e-3.

July 22, 2013

Securities and Exchange Commission

Response

The Company acknowledges, as described in the Preliminary Proxy, that upon consummation of the proposed merger (the “Merger”) of the Company with a subsidiary of Goodman Networks Incorporated (“Goodman”), pursuant to the Agreement and Plan of Merger among the Company, Goodman and a subsidiary of Goodman (“Merger Subsidiary”), the Company will merge into Merger Subsidiary and continue as a wholly-owned subsidiary of Goodman, and the Company’s shares of common stock will be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company also acknowledges that certain executive officers of the Company (the “Executive Officers”) have entered into agreements regarding their continued employment by the surviving corporation in the Merger (the “Surviving Corporation”).

Notwithstanding the foregoing, we respectfully advise the Staff that, after careful consideration prior to the initial filing of the Preliminary Proxy, the Company determined that Rule 13e-3 does not apply to the transaction because the transaction does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3) for the reasons set forth below, and the Executive Officers are not Schedule 13e-3 filing persons in connection with the Merger.

B.	Applicable Rule

Rule 13e-3 defines a “Rule 13e-3 transaction” as the purchase of any equity security, or tender offer for any security, by the issuer of such securities or by an affiliate of such issuer. The rule defines an “affiliate” of the issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” We note that the element of “control” that is fundamental to the concept of an “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances.

With respect to each of the Executive Officers, the key question, as described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000, is whether members of management that are affiliates of the issuer can be considered to be affiliates of the purchaser and hence “on both sides of the transaction,” making the purchaser also an affiliate of the issuer. An “important aspect” of the Staff’s analysis in determining if senior management is engaged in a going private transaction is whether management would ultimately: (i) hold a material amount of the surviving company’s outstanding equity securities, (ii) occupy seats on the board of the surviving company in addition to senior management positions, and (iii) otherwise be in a position to control the surviving company.

Section 201.06 of the SEC Compliance and Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (updated January 26, 2009) (the “Compliance and Disclosure Interpretations”), provides that if the target company’s management received a 20% stake in the surviving company pursuant to a contractual agreement, the Rule 13e-3 disclosure obligations would be triggered.

July 22, 2013

Securities and Exchange Commission

The Staff has also, in Section 201.01 of the Compliance and Disclosure Interpretations, suggested consideration of the following factors in determining whether a Schedule 13E-3 filing is required: (i) increases in consideration to be received by management, (ii) alterations in management’s executive agreements favorable to management, (iii) the equity participation of management in the surviving corporation, and (iv) the representation of management on the board of the surviving corporation.

C.	Goodman is not an Affiliate of the Company

Goodman is not an “affiliate” of Multiband as such term is defined by Rule 13e-3. Goodman presently owns no shares of Multiband and does not directly or indirectly control Multiband, nor is it controlled by, or under common control with, Multiband. The Merger arose out of an unsolicited bid by Goodman for Multiband due to Goodman’s desire to acquire a complementary business in a separate industry. As described in greater detail in the “Background of the Merger” section in the Preliminary Proxy, the negotiations between the Company and Goodman were at arm’s-length, vigorous and conducted on behalf of the Company under the direction and supervision of the Company’s Special Committee, which consisted solely of independent directors. Neither of the Executive Officers served on the Special Committee. In addition, the Special Committee demanded, and the Merger Agreement included, a “go shop” provision to facilitate additional third party offers for a period of time following the execution of the Merger Agreement.

D.	The Executive Officers Are Not Affiliates of Goodman and Were Not “Engaged in the Transaction”

As stated in Section 201.05 of the Compliance and Disclosure Interpretations, the Executive Officers are considered affiliates of the Company by the Staff, and may be considered affiliates of the buyer or “engaged in” a Rule 13e-3 transaction in situations where management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the surviving company in addition to holding senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2.

Notwithstanding the fact that the Executive Officers are deemed affiliates of the Company, the Company does not believe that the Executive Officers are affiliates of Goodman or otherwise “engaged in” a Rule 13e-3 transaction for the following reasons, including the fact that the Merger was negotiated on behalf of the Company by the Special Committee, and neither of the Executive Officers served on the Special Committee.

1.	Ownership of the Surviving Corporation’s Outstanding Equity Securities

As indicated in the Compliance and Disclosure Interpretations, the level of equity ownership of senior management in the acquiror or surviving company is a significant consideration in assessing whether such management could be deemed to control the surviving company.

July 22, 2013

Securities and Exchange Commission

Following the Merger, the Surviving Corporation will be a direct, wholly-owned subsidiary of Goodman. Goodman is a private company principally owned by five members of the Goodman family, and led by John A. Goodman, the Executive Chairman. The family members beneficially own 816,707 shares of common stock, or 74% (based on 869,396 shares outstanding and 235,000 shares issuable to such persons upon the exercise of options).

Upon the consummation of the Merger, the Executive Officers will not hold any equity interest in the Surviving Corporation or Goodman other than the options described below. All of the Executive Officers’ equity interests in Multiband will be cashed out and canceled on or prior to the completion of the Merger.

Pursuant to employment agreements with the Executive Officers which will become effective upon the completion of the Merger and which are described below in subsection 3, Mr. Mandel will receive a grant of options to purchase 40,000 shares of common stock of Goodman and Mr. Bell will receive a grant of options to purchase 25,000 shares of common stock of Goodman. All of these options will have an exercise price equal to the fair market value of the common stock on the grant date and will be subject to vesting over a period of three years (1/3 each year). Based on 869,396 shares of Goodman currently outstanding, Mr. Mandel could acquire up to a 4.4% stake in Goodman over three years, and Mr. Bell could acquire up to a 2.8% stake in Goodman over three years.

As a result of the facts that: (i) the Surviving Corporation will be wholly-owned by Goodman, a private company in which the Goodman family beneficially owns approximately 75%, (ii) the Executive Officers will not hold any direct equity interest in the Surviving Corporation post-closing, and (iii) the Executive Officers will hold options to purchase not more than 7.2% shares of Goodman stock over a three year period, the Company does not believe that the Executive Officers will have any equity interests in the Surviving Corporation or Goodman that should result in or contribute to the transaction being deemed to be a “Rule 13e-3 transaction.”

2.	None of the Executive Officers Will Hold a Board Seat on the Surviving Corporation’s Board of Directors

Currently, both of the Executive Officers are members of the Company’s Board of Directors, but neither has served on the Special Committee in connection with the consideration of the proposed Merger.

It is not currently contemplated that either of the Executive Officers will serve on the Board of the Surviving Corporation following the completion of the Merger. From and after the completion of the Merger, Goodman will be entitled to designate and elect all of the directors of the Surviving Corporation. There currently is no agreement by Goodman to designate any of the Executive Officers as a director of the Surviving Corporation from and after the completion of the Merger.

Furthermore, it is not expected that any of the Executive Officers will have executive officer, senior management or board of director positions with Goodman.

July 22, 2013

Securities and Exchange Commission

3.	The Executive Officers Will Not Receive Significant Increases in Consideration

The Commission has noted that it would not view a person as an affiliate of the purchaser solely because that person enters into or agrees to enter into a reasonable and customary employment agreement (See Note 6, Release No. 34-16075, September 7, 1979, Going Private Transactions by Public Companies or Their Affiliates).

Both of the Executive Officers had an employment agreement with the Company prior to the date on which Goodman made a proposal regarding the Company. Once the primary terms of the Merger Agreement had been negotiated, including the price, Goodman and the Executive Officers, with the advice of separate legal counsel, negotiated and entered into employment agreements relating to the Surviving Corporation, the effectiveness of which is conditioned on the completion of the Merger. The Special Committee approved the employment agreements primarily to ensure continuity of management prior to the completion of the Merger, especially due to the relationship of the Executive Officers with the Company’s very significant customer, DirecTV. Without such continuity of management, the Special Committee was concerned that if one or both of the Executive Officers left the Company prior to the Merger, (i) one or more conditions in the Merger Agreement would fail, (ii) the Merger would not be completed, and (iii) it would be more difficult to engage in a future sale transaction with similar economic terms.

The Special Committee believes that the compensation arrangements in the new employments are reasonable and customary under the circumstances and consistent with the market, particularly given the work that will be required by the Executive Officers in transitioning the business. Further, the compensation to be received by the Executive Officers pursuant to the new employment agreements is substantially similar to what they currently receive (the salary increases for the Executive Officers, Messrs. Mandel and Bell, are $25,000 and $20,000, respectively, which increase Mr. Mandel was scheduled to receive under his current agreement in 2014).

Accordingly, because the Executive Officers are not receiving significant increases in compensation and because the terms of the employment arrangements are reasonable and customary and consistent with the market, the Company does not believe that the employment arrangements should result in the transaction being deemed a “Rule 13e-3 transaction.”

E.	Conclusion

As a general matter, we respectfully submit that the Merger is not the type of transaction that Rule 13e-3 is intended to regulate. As described in the Release No. 34-17719, April 13, 1981, Interpretive Release relating to Going Private Transactions Under Rule 13e-3, Rule 13e-3 was adopted as a means to protect unaffiliated security holders, particularly small investors, in the context of a going private transaction and to protect against any adverse effects such transactions may have upon the confidence of investors generally. The need for such protection arose, in part, out of the fact that “[t]he nature of and methods historically utilized in effecting going private transactions present an opportunity for overreaching of unaffiliated security holders by an issuer or its affiliates. This is due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.” As described in the “Background of the Merger” section of the Preliminary Proxy, the decision to sell the Company was made after extensive deliberation over a significant period of time by the Company’s Special Committee, each member of which is independent, with no connections to, or influence by, Goodman. The Special Committee engaged in arm’s-length negotiations with Goodman, which negotiations resulted in, among other things, several price increases over a period of a few months.

July 22, 2013

Securities and Exchange Commission

In summary, the Merger should not be deemed a “Rule 13e-3 transaction” based on the employment arrangements because: (i) the Executive Officers will not hold any equity securities in the Surviving Corporation and only an immaterial amount of equity securities in Goodman post-closing, (ii) the terms of the employment arrangements are reasonable and customary and the Executive Officers are not receiving significant increases in income and (iii) the Executive Officers will not control the Surviving Corporation by virtue of Board seats or otherwise. Therefore, we respectfully submit that the transaction is not the type of transaction that Rule 13e-3 was intended to regulate.

Goodman concurs with the foregoing analysis.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/Philip T. Colton

Philip T. Colton

cc: Steven M. Bell (Multiband Corporation)